Template for Testing the Waters

_____

Subj: Shine Registry's crowdfunding campaign (time-sensitive)

Dear _____,

As you know, we've spent over a year helping to build Shine Registry (shineregistry.com), a platform for founders and small business owners to ask for the things they need in the style of a wedding registry. I joined this team because I believe that, if a woman can ask her friends and family for a gravy boat when she gets married, she ought to be able to ask for network connections and office supplies when she's starting a business.

This year has been tough for small businesses, and female entrepreneurs and entrepreneurs of color have had it especially hard during the pandemic. If you're like me and think that we should be doing everything we can to give small business owners a fair shot at success, I hope you'll consider making an [investment in Shine Registry](#).

Right now we're running a soft launch of a WeFunder crowdfunding campaign, beginning with people who are closest to us and the work we're doing. We're hoping to raise $50k by the end of the year. Here's the link: https://wefunder.com/shine.registry2022

Would you please join me by reserving [an investment](#) in Shine Registry today, before we announce the campaign publicly on December 13?

To be clear, I'm not asking you to make a donation. This would become an investment in a company that is on track for VC funding, and you'd own a stake in our success. And we've had a lot of success in 2021. Earlier this year, we launched a new partnerships model that netted us $46K in revenue in less than 3 months. We also launched and iterated our new and improved website and ran a successful matching grant program for small businesses.

Please feel free to reach out with any questions! Hope to talk soon!

Thanks as always,

_____

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P.S. We've lined up some fun rewards for our supporters, ranging from a handwritten note and a gift from one of our users, all the way up to naming a small grants program after our $5k investors. Check them all out [here](#).



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   